UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Subject Company)

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

751198102

(CUSIP Number of Class of Securities)

Timothy A. Miller

President, Chief Executive Officer and Chairman

Rally Software Development Corp.

3333 Walnut Street

Boulder, Colorado 80301

(303) 565-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Michael L. Platt Jamie Leigh Cooley LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021 (720) 566-4000	David Huberman General Counsel and Secretary Rally Software Development Corp. 3333 Walnut Street Boulder, Colorado 80301 (303) 565-2800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing is made in connection with that certain Acquisition Agreement, dated as of May 27, 2015 by and among Rally Software Development Corp., a Delaware corporation (the “Company”), CA, Inc., a Delaware corporation (“Parent”) and Grand Prix Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent, and consists of (i) a letter from Tim Miller, Chief Executive Officer of the Company, to the Company’s employees regarding the proposed acquisition of the Company, (ii) a letter to the Company’s customers from Mr. Miller and Ryan Martens, Founder and Chief Technology Officer of the Company, regarding the proposed acquisition of the Company, (iii) a letter to the Company’s partners from Messrs Miller and Martens regarding the proposed acquisition of the Company, (iv) a blog, to be posted to the Company’s website, regarding the proposed acquisition of the Company, (v) an email of Frequently Asked Questions addressed to the Company’s employees regarding the proposed acquisition of the Company and (vi) an email of Frequently Asked Questions designed to enable the Company’s sales force to respond to questions from customers and partners.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on May 27, 2015 (including all exhibits attached thereto) is incorporated herein by reference.

Letter to the Company’s Employees from Tim Miller

Rallyers,

A few moments ago, our Board of Directors approved a definitive agreement for CA Technologies to acquire Rally. This is a monumental event, and I wanted to take a moment to share a few thoughts.

Rally’s growth rate is in the double digits, in a high-growth market with an industry-leading set of offerings and experts. So, why would we sell the company now? Why CA? When evaluating whether or not to become a part of a larger company, Ryan, Jim, Angela, and I, along with the Board of Directors, look at two factors:

1. Will this opportunity accelerate growth and allow us to better accomplish our vision for the future?

2. Is this the best decision for our stakeholders, including our investors, customers, partners, community and employees?

In both cases, we believe the answer is yes. I truly believe that this acquisition, once it closes, will enhance Rally’s value and will be a great next step for our company. I believe that CA will be the right partner for Rally.

We have an existing and strong partnership with CA already - both as a partner and as a customer. We share similar thinking in our approach to helping our customers disrupt their traditional business models with software innovation in today’s market - which CA calls the Application Economy - and there is strong alignment around our values and vision for the future.

CA is a $4 billion global company that touches a majority of the Fortune 500®, and the future combination of our two companies will be synergistic from both product and go-to-market perspectives. We anticipate that Rally’s technology and expertise in Agile will further CA’s position as a leader in the application economy, and CA’s global resources and depth of customers will allow us to more effectively take on the second wave of Agile.

Over the last year and a half at Rally, we’ve made terrific progress on multiple fronts. Our R&D organization has been delivering tremendous value to our customers and is dedicated to the continued delivery of the world’s best enterprise scale agile platform. Our services experts are in the field, working hand-in-hand with some of the largest companies in the world to deliver solutions that empower agility across their organizations. Internally, we have stronger alignment across the company than ever before.

The work we’re doing and the impact we’re having is terrific. With the support and resources post-close from CA - one of the largest software companies in the world - we will be able to accelerate our mission of driving Business Agility for enterprise companies at a scale and speed that we’re not currently able to support. This acquisition will put Rally on a much bigger stage, in a place where we will be enabled to capture this opportunity with the addition of the global resources, brand, and access to enterprise customers that a company like CA brings.

As you can imagine, Mike Gregoire, the CEO at CA, and I have spoken extensively about what this will mean for Rally. And what it ultimately came down to is that there is a true recognition of the depth of expertise at Rally, not only in our technology and approach, but also in our people. This transaction, when it closes, will allow us to join forces with CA, and together there is a significant opportunity to leverage each other’s strengths to accelerate our growth and execute our vision for our customers.

I imagine that many of you will have a lot of questions, and over the next few days and weeks we’ll have a number of opportunities to go through those answers together. We’ve also set up an internal alias where you can send questions as they come up at: rallyinternalcomms@rallydev.com. But first, I’d like to address a couple of questions that I’m sure you’re asking yourselves now:

Q: Will I still have a job tomorrow?

Yes, you still have a job. This acquisition, once it closes, will be about innovating and growing our joint businesses. Your skills and knowledge are critical. CA will rely on your deep experience in Agile and we’re not expecting any current changes in employment. Our Boulder headquarters will stay the same, as will your manager.

Q: Will Rally’s culture change?

Our company culture is one of our strongest assets, and it is one of the many reasons that CA sought us out. Our core values remain the same and what happens to our culture is up to each of us. Your day-to-day is not changing, and you should continue to focus on doing the great work that you’ve been doing all year.

Q: Will leadership change?

After the transaction closes, our management team will continue to lead Rally as part of the CA organization. We are still focused on Business Agility and leading the second wave of Agile for the enterprise.

While we’ve signed the definitive agreement today, the transaction is not closed or final. We’re expecting the transaction to close in Q3 of this calendar year, assuming the completion of a tender offer, regulatory approvals and satisfaction of other customary closing conditions. That means that for the time being we are still operating as independent companies and must continue to focus on driving results and delivering customer value. In the days and weeks ahead, I ask you to keep doing the great work that you’ve been doing, with the same determination and focus.

I joined Ryan at Rally more than 14 years ago because I wanted to create a truly great company, one that could thrive and produce great impact in the world. I wanted a company that inspires great companies to build great products that address important customer problems, and to do so while treating people with trust and respect. We now have a tremendous opportunity to expand our impact even further, and I ask you to embrace the opportunity in front of us.

I’m excited about this next step on our journey, and want to thank each of you for the role that you played in helping us to get to where we are today.

Tim Miller

Chairman and CEO, Rally

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the business plans, objectives and expected operating results of Rally Software Development Corp., or Rally, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Rally and CA Technologies, or CA, to complete the acquisition of Rally by CA, including the parties’ ability to satisfy the conditions to the consummation of the acquisition and the possibility of any termination of the related acquisition agreement, timing of completion of the acquisition, the acceleration of growth of the combined enterprise and the transition of jobs, leadership and culture. The forward looking statements contained herein are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing and completion of the merger; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the effects of disruption from the transactions on Rally’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the merger may result in significant costs of defense, indemnification and liability and potential delay; other risks and uncertainties pertaining to the business of Rally, dependence on individual customers, the impact of competitive products and pricing pressure; claims that Rally’s services infringe the intellectual property rights of others; the inability to enforce or protect intellectual property rights and proprietary techniques against infringement; the inability to maintain or attract key personnel; interruptions to Rally’s information technology systems; and other risks detailed in Rally’s public filings with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, including Rally’s most recent Annual Report on Form 10-K for the year ended January 31, 2015 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements contained in this document speak only as of the date hereof, and the Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Notice to Investors

The tender offer referred to in the accompanying materials (the “Offer”) has not commenced.  This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the Offer will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials that CA intends to file with the SEC. In addition, Rally will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, Rally’s stockholders will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the Offer, free of charge, at the website of the SEC at www.sec.gov.

RALLY’S STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Letter to the Company’s Customers from Tim Miller and Ryan Martens

Dear <Customer>,

I’m excited to share that earlier today, we entered into a definitive agreement to be acquired by CA Technologies. The combination of Rally and CA Technologies will deliver software and services that drive agility as today’s organizations tackle the challenges of the application economy. We expect this union to drive even more value for our customers, and to extend the capabilities available to you and your business.

CA Technologies creates leading-edge IT software and solutions for some of the most powerful companies in the world, serving a majority of the Fortune 500® companies, including the 20 top global banks, and major government entities around the world. This relationship will bring new resources, technologies and expertise to Rally customers. This also expands the opportunity to attract developers and partners to the Rally platform, which will enable us to deliver even more value to your business. We anticipate our focus on innovation and on the success of our customers to be even stronger in the years ahead.

We expect to receive regulatory approval on the transaction in Q3 of this calendar year, assuming the completion of a tender offer, regulatory approvals and satisfaction of other customary closing conditions, and will provide you with more details in the coming months. During this time, you should not experience any change in your service from Rally, including the Rally platform or any Rally services.

We value your feedback, and our leadership team, along with your account managers, are available to answer any questions you may have. We remain 100% committed to your success and thank you for your business.

Sincerely,

Tim and Ryan

Tim Miller	Ryan Martens
Chairman and Chief Executive Officer	Founder and Chief Technology Officer
Rally	Rally
tmiller@rallydev.com	rmartens@rallydev.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the business plans, objectives and expected operating results of Rally Software Development Corp., or Rally, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Rally and CA Technologies, or CA, to complete the acquisition of Rally by CA, including the parties’ ability to satisfy the conditions to the consummation of the acquisition and the possibility of any termination of the related acquisition agreement, timing of completion of the acquisition, the acceleration of growth of the combined enterprise and the transition of jobs, leadership and culture. The forward looking statements contained herein are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing and completion of the merger; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the effects of disruption from the transactions on Rally’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the merger may result in significant costs of defense, indemnification and liability and potential delay; other risks and uncertainties pertaining to the business of Rally, dependence on individual customers, the impact of competitive products and pricing pressure; claims that Rally’s services infringe the intellectual property rights of others; the inability to enforce or protect intellectual property rights and proprietary techniques against infringement; the inability to maintain or attract key personnel; interruptions to Rally’s information technology systems; and other risks detailed in Rally’s public filings with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, including Rally’s most recent Annual Report on Form 10-K for the year ended January 31, 2015 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements contained in this document speak only as of the date hereof, and the Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Notice to Investors

The tender offer referred to in the accompanying materials (the “Offer”) has not commenced.  This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the Offer will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials that CA intends to file with the SEC. In addition, Rally will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, Rally’s stockholders will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the Offer, free of charge, at the website of the SEC at www.sec.gov.

RALLY’S STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Letter to the Company’s Partners from Tim Miller and Ryan Martens

Dear <Partner>,

I’m excited to share that earlier today, we entered into a definitive agreement to be acquired by CA Technologies. The combination of Rally and CA Technologies will deliver software and services that drive agility as today’s organizations tackle the challenges of the application economy. We expect this union to drive significant value for our customers and partners, and to extend the capabilities available to you and your business.

Rally is fortunate to have deep and productive relationships with an exceptional network of partners, many of which are also existing partners of CA Technologies. CA Technologies creates leading-edge IT software and solutions for some of the most powerful companies in the world, serving a majority of the Fortune 500® companies, including the 20 top global banks, and major government entities around the world. We believe this relationship will bring new resources, technologies and expertise to Rally customers and partners, as well as a broader global reach, and we are excited about the opportunity to magnify the value of our partnership for you while accelerating our partner strategy.

We expect to receive regulatory approval on the transaction in Q3 of this calendar year, assuming the completion of a tender offer, regulatory approvals and satisfaction of other customary closing conditions, and will provide you with more details in the coming months. Going forward, you should expect no changes to our existing partnership, service or support.

We thank you for your support and value your feedback. The Rally leadership team, along with our Partner Team, is available to answer any questions you may have.

Sincerely,

Tim and Ryan

Tim Miller	Ryan Martens
Chairman and Chief Executive Officer	Founder and Chief Technology Officer
Rally	Rally
tmiller@rallydev.com	rmartens@rallydev.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the business plans, objectives and expected operating results of Rally Software Development Corp., or Rally, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Rally and CA Technologies, or CA, to complete the acquisition of Rally by CA, including the parties’ ability to satisfy the conditions to the consummation of the acquisition and the possibility of any termination of the related acquisition agreement, timing of completion of the acquisition, the acceleration of growth of the combined enterprise and the transition of jobs, leadership and culture. The forward looking statements contained herein are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing and completion of the merger; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the effects of disruption from the transactions on Rally’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the merger may result in significant costs of defense, indemnification and liability and potential delay; other risks and uncertainties pertaining to the business of Rally, dependence on individual customers, the impact of competitive products and pricing pressure; claims that Rally’s services infringe the intellectual property rights of others; the inability to enforce or protect intellectual property rights and proprietary techniques against infringement; the inability to maintain or attract key personnel; interruptions to Rally’s information technology systems; and other risks detailed in Rally’s public filings with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, including Rally’s most recent Annual Report on Form 10-K for the year ended January 31, 2015 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements contained in this document speak only as of the date hereof, and the Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Notice to Investors

The tender offer referred to in the accompanying materials (the “Offer”) has not commenced.  This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the Offer will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials that CA intends to file with the SEC. In addition, Rally will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, Rally’s stockholders will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the Offer, free of charge, at the website of the SEC at www.sec.gov.

RALLY’S STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Blog to be posted to the Company’s Web Site

Rally’s Next Chapter

I’m excited to share with you a tremendous moment in our company history. Earlier today, our Board of Directors approved a definitive agreement for CA Technologies to acquire Rally. I truly believe that this acquisition, once it closes, will be a great step forward for our company, and that CA is the right partner for Rally.

You can read the press release with more details here, but I’d like to take a moment to share a few thoughts.

This union will be about bringing innovation, expertise and global resources to our customers so that they can better disrupt their industries. Together, we will allow the most demanding enterprises to be truly agile, improving their ability to deliver high quality software to customers faster, and enabling them to respond to market changes more quickly and confidently.

While we’ve signed the definitive agreement today, the transaction is not closed or final, and won’t be until Q3 of this calendar year, assuming the completion of a tender offer, regulatory approvals and satisfaction of other customary closing conditions. That means that for the time being we are still operating as independent companies and will continue to focus on delivering great value to our customers and partners.

I want to personally thank the terrific community of partners, customers, employees and friends in the Agile community. Thank you for learning and innovating with us, and we are humbled by your support of Rally as we’ve evolved as a company. I’m excited about this next step on our journey and look forward to the opportunity ahead.

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the business plans, objectives and expected operating results of Rally Software Development Corp., or Rally, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Rally and CA Technologies, or CA, to complete the acquisition of Rally by CA, including the parties’ ability to satisfy the conditions to the consummation of the acquisition and the possibility of any termination of the related acquisition agreement, timing of completion of the acquisition, the acceleration of growth of the combined enterprise and the transition of jobs, leadership and culture. The forward looking statements contained herein are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing and completion of the merger; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the effects of disruption from the transactions on Rally’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the merger may result in significant costs of defense, indemnification and liability and potential delay; other risks and uncertainties pertaining to the business of Rally, dependence on individual customers, the impact of competitive products and pricing pressure; claims that Rally’s services infringe the intellectual property rights of others; the inability to enforce or protect intellectual property rights and proprietary techniques against infringement; the inability to maintain or attract key personnel; interruptions to Rally’s information technology systems; and other risks detailed in Rally’s public filings with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, including Rally’s most recent Annual Report on Form 10-K for the year ended January 31, 2015 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements contained in this document speak only as of the date hereof, and the Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Notice to Investors

The tender offer referred to in the accompanying materials (the “Offer”) has not commenced.  This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the Offer will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials that CA intends to file with the SEC. In addition, Rally will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, Rally’s stockholders will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the Offer, free of charge, at the website of the SEC at www.sec.gov.

RALLY’S STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Frequently Asked Questions addressed to the Company’s Employees

About Rally and Acquisition Highlights

Q. Who is CA Technologies?

A. CA Technologies (NASDAQ:CA) creates software that fuels transformation for companies and enables them to seize the opportunities of the application economy. Software is at the heart of every business in every industry. From planning, to development, to management and security, CA is working with companies worldwide to change the way we live, transact, and communicate — across mobile, private and public cloud, distributed and mainframe environments. Learn more at www.ca.com.

Q. Why is CA acquiring Rally?

A. The reasons why this acquisition is important for CA include the following:

•                  This transaction presents a significant growth opportunity for us. The current sentiment in corporate boardrooms is that (1) every business is in the software business, and (2) all companies must become adept at developing applications or perish. At CA, we believe the fastest businesses to convert ideas to software to loyal users will own the future. The acquisition of Rally will be a significant milestone in CA’s strategy to help customers thrive in the application economy, and in turn, own the future.

•                  Second, this transaction is about expanding our offerings to customers. Rally is natural fit for CA on both a product and a go-to-market basis. We believe there are incredible synergies between the two companies and adding Rally’s software will enable CA to better help customers disrupt their industries even faster. Together we will allow the most demanding enterprises to be truly agile, improving their ability to deliver high quality software to customers faster, and enabling them to respond to market changes more quickly and confidently.

•                  Third, we are interested in acquiring Rally for the solutions it offers as well as for the talented people they employ. Rally personnel will help to evolve our organization and advance new business and delivery models. Conversely, Rally will benefit from the depth of our employee base, our global channels, and our sales/support infrastructure and relationships.

Q. Will Rally solutions be renamed or rebranded?  How will they be offered to the market?
A.   While Rally’s solutions are descriptively named and therefore inline with the CA naming approach, we have not yet completed a full assessment as to how they will fit in the CA Portfolio and as such, cannot say if these names will be changed or not. We will conduct equity studies on the Rally brand to determine the path of its identity and name after the acquisition.

Q. How is the pending acquisition being communicated externally?

A. CA issued a press release and held a conference call with press, industry and financial analysts. Additionally, Rally has started communicating with Rally customers and partners about the pending acquisition — a process that will continue.

Q. When is the acquisition set to close?

A. The transaction is expected to close in the third quarter of calendar year 2015, subject to completion of a tender offer, receipt of regulatory approvals and satisfaction of other customary closing conditions.

Q. What happens during the time between the announcement and the close of this transaction?

A. The day-to-day does not change between now and close. You should continue to operate as you have been and to focus on the same goals and business plans you have been executing on up to this point.

Q. Will CA continue to offer solutions that are competitive with Rally, either through CA products or through partner products?

A. We expect to bring the combined strengths of CA and Rally to bear for all of our combined customers to deliver an unparalleled end-to-end application development experience. As we are still in the early days and the transaction is not expected to close until the third quarter of calendar year 2015, it will be business as usual for all CA and Rally customers in the near term. More information about the solution portfolio will be available after the close of the transaction.

Q. Will you bundle offerings of CA and Rally solutions?

A. We will evaluate all solutions and potential joint offerings through a more comprehensive process after transaction closes.

Q. Where do we go if we have more questions?

A. Besides your manager, you can email rallyinternalcomms@rallydev.com or AskRally@ca.com with questions you have. A team will review and consolidate all questions on an ongoing basis.

Rally Employees

We are excited about the opportunity for CA to share in the knowledge, experience and energy of Rally Employees.  We share a common belief that the fastest businesses to convert ideas to software to loyal users will own the future. Rally is the leader in enterprise Agile at scale. The acquisition of Rally, when it closes, will add a critical piece to CA’s portfolio, improves the ability of enterprises to sense and respond to changes quickly and confidently, and delivers differentiated software products that help drive business value.

After the deal closes, Rally will benefit from the depth of CA’s 11,500 employees, its global channels, and sales/support infrastructure and relationships. CA will also help to accelerate Rally’s growth by providing access to Fortune 2000 companies that recognize the value of speeding development cycles and Agile principles.  Rally employees will help advance CA’s new-business objectives and delivery models.  CA acquired Rally both for the solutions it offers, and for the talented people they employ.

For Rally employees business will be as usual.  Job responsibilities are generally expected to remain the same at this time. In addition, compensation and benefits are also generally expected to remain the same as we work through a transition period after the deal closes.  In the post-close transition period, CA Human Resources will work to integrate Rally employee’s salary and benefits.

As we approach the close of the transaction CA and Rally will work together to provide you with additional detail about the integration of our business.  We understand how important human resources matters are to Rally employees and will work diligently to keep you informed. In the meantime Rally employees should focus on the continued success of Rally’s business and be excited about the business and professional opportunities that lie ahead for both Rally and CA as we come together. The CA and Rally teams will have the chance to truly engage in strategic and operational planning once the transaction closes.

Q. What will happen to the Rally executive management team when the deal closes?

A. It is anticipated that the existing management team will continue to lead Rally as part of the CA organization.

Q. What will happen to the Rally Employee Stock Purchase Program (ESPP)?

A. It is anticipated, providing the transaction closes according to current schedule, the Rally plan will be discontinued when the transaction closes. The current purchase period will end and a purchase will take place on June 15, 2015. A new purchase period will commence on June 16, 2015 for all employees currently participating in the ESPP, and a final ESPP purchase will take place shortly before closing.  Employees not currently participating in the ESPP will not be able to enroll, including those who otherwise would’ve become eligible to participate in June.   For any ESPP shares you have previously purchased, they will be treated similarly to any other shares of RALY and are also subject to the disqualifying disposition rules.

Q. What will happen to my Rally RSUs and options when the deal closes?

A. For RSU grants, the value of RSUs will be fixed based off the merger price per share times the number of RSU shares in the grant. Such RSUs are subject to the normal vesting period, subject to acceleration in certain circumstances as described in the documents governing such RSU grants. You should consult the paperwork for your RSU grants for the vesting terms, including applicable acceleration provisions. Absent acceleration of the RSUs, when you reach a vesting date, instead of receiving Rally stock, you will receive cash equal to the above-mentioned value for the RSU shares that have become vested on such date. Payments will be made at the end of every calendar quarter, subject to all applicable payroll taxes.

Each vested in-the-money stock option that is outstanding and unexercised immediately prior to closing will be canceled in exchange for a cash payment equal to the product of the number of vested option shares multiplied by an amount equal to the excess of the merger price per share over the exercise price of the vested option share.

Each unvested in-the-money stock option that is outstanding will be fixed equal to the product of the number of unvested option shares outstanding immediately prior to closing multiplied by an amount equal to the excess of the merger price per share over the exercise price of the unvested option. Such unvested options remain subject to the normal vesting period as described in the option grant paperwork and our equity plan documents. So, when you reach a vesting date you will receive cash equal to the above-mentioned value for the previously unvested options that have become vested on such date. This payment will be made at the end of every calendar quarter.

At closing non-qualified stock options will be subject to applicable tax withholdings and incentive stock options will be subject to the payroll reporting rules applicable to disqualifying dispositions.

Q. Will my immigration status change?

A. CA believes strongly in securing the best talent globally and will work with each individual to understand and assess his/her situation with the goal of continuing to support ongoing immigration efforts.

Q.  Will Rally employees have to move to a CA office?
A.  The headquarters of Rally will not move.

Q. Will any of Rally’s remote offices be affected or shut down?

A.  We currently anticipate that Rally employees will be needed in their current work locations.

Q. Does the focal increase and bonus process for FY16 change?

A. We will continue our normal process for merit-based focal adjustments and employee MBB based upon FY16 performance.

Q. Do we still need to complete FY16 goals for ourselves and for our teams?

A. Yes, you will be asked to work through our company and department steering process throughout FY16. More communication on these steps will be made soon.

Q. How does this impact our current hiring plans?

A. Hiring activity for the majority of roles will remain the same and part of our normal business between now and close.

Q. What information and communications can I share publicly?

A.  There is a public press release and an investor call.  Any questions on CA’s acquisition strategy from external sources (i.e., media) should be forwarded to Jennifer Hallahan, CA, at +1 (212) 415-6924, jennifer.hallahan@ca.com.

Q. Will we still have the RallyON! and RallyON! Europe conferences, Sales Kick-Off and other internal events?

A. The RallyON! and RallyON! Europe conferences will continue as planned and we do not expect major changes to other internal events. We will also participate in CA World, which takes place in November. We expect to maintain our current cadence of internal events, but more information will be made available after close.

Q. What does the integration timeline look like?

A. The transaction is expected to close in the third quarter of calendar year 2015, subject to completion of a tender offer, receipt of regulatory approvals and satisfaction of other customary closing conditions. Until then, business at CA and Rally will operate as usual. More details on integration will be provided after that milestone.

Q. What will the integration process look like?

A. Upon completion of the transaction, Rally is expected to operate as part of the CA organization. We expect that Rally’s management team will continue to run the business and report into senior executives at CA.

Q.  How will Rally and CA employees be kept informed of the integration effort?
A.  You will be provided with additional information from CA and Rally management.

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the business plans, objectives and expected operating results of Rally Software Development Corp., or Rally, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Rally and CA Technologies, or CA, to complete the acquisition of Rally by CA, including the parties’ ability to satisfy the conditions to the consummation of the acquisition and the possibility of any termination of the related acquisition agreement, timing of completion of the acquisition, the acceleration of growth of the combined enterprise and the transition of jobs, leadership and culture. The forward looking statements contained herein are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing and completion of the merger; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the effects of disruption from the transactions on Rally’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the merger may result in significant costs of defense, indemnification and liability and potential delay; other risks and uncertainties pertaining to the business of Rally, dependence on individual customers, the impact of competitive products and pricing pressure; claims that Rally’s services infringe the intellectual property rights of others; the inability to enforce or protect intellectual property rights and proprietary techniques against infringement; the inability to maintain or attract key personnel; interruptions to Rally’s information technology systems; and other risks detailed in Rally’s public filings with the U.S.

Securities and Exchange Commission (the “SEC”) from time to time, including Rally’s most recent Annual Report on Form 10-K for the year ended January 31, 2015 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements contained in this document speak only as of the date hereof, and the Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Notice to Investors

The tender offer referred to in the accompanying materials (the “Offer”) has not commenced.  This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the Offer will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials that CA intends to file with the SEC. In addition, Rally will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, Rally’s stockholders will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the Offer, free of charge, at the website of the SEC at www.sec.gov.

RALLY’S STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

Frequently Asked Questions for the Sales Force to Address Questions from Customers and Partners

General

Q.  What’s the rational for the acquisition?

A. With the acquisition of Rally, a leading provider of agile development software and services, CA strengths their position at the forefront of the Application Economy. This is a significant milestone in CA’s strategy to supplement organic innovation with strategic acquisitions. CA’s expansion of its DevOps and Management Cloud portfolios will accelerate top line growth and deliver unprecedented service to its customers.

Q.  Why is CA acquiring Rally?
A.  Rally’s award-winning enterprise-class SaaS platform, combined with the most experienced transformation consultants and Agile coaches in the industry, will enable CA to help businesses disrupt their industries even faster. Rally’s Agile development capabilities complement CA’s Project Portfolio Management solutions and expands CA’s existing DevOps leadership position.

Q. Will Rally solutions be renamed or rebranded?  How will they be offered to the market?
A.   While Rally’s solutions are descriptively named and therefore inline with the CA naming approach, we have not yet completed a full assessment as to how they will fit in the CA Portfolio and as such, cannot say if these names will be changed or not. We will conduct equity studies on the Rally brand to determine the path of its identity and name after the acquisition.

Q. What are Rally’s key differentiators?

A.   •                     Rally has scale, offers top-tier technology, and has a GTM model that aligns well with CA.

•                  CA currently uses Rally in parts of our development organization because CA has a need, like many of its customers, to run Agile at scale, across many scrum teams and at the portfolio level. As a customer/prospect, CA evaluated many tools that simply didn’t meet their enterprise requirements.

•                  Being able to link CA’s DevOps and Ops portfolio to Rally’s enterprise Agile development platform will create a link to DevOps and offers a long-term way to differentiate against leading competitors.  Rally’s Agile solution complements and completes CA Project Portfolio Management solution so that from Idea to Delivery an organization can use one tool to be able run its Portfolio of projects.

Q. How is the pending acquisition being communicated externally?

A. CA issued a press release and held a conference call with press, industry and financial analysts. Additionally, Rally has started communicating with Rally customers and partners about the pending acquisition — a process that will continue.

Q. When is the acquisition set to close?

A. The transaction is expected to close in the third quarter of calendar year 2015, subject to completion of a tender offer, receipt of regulatory approvals and satisfaction of other customary closing conditions.

Q. What happens during the time between the announcement and the close of this transaction?

A. The day-to-day does not change between now and close.

Products and Technology

Q. Will CA and Rally continue to offer their current suites of products?

A. We expect to bring the combined strengths of CA and Rally to bear for all of our combined customers to deliver an unparalleled end-to-end application development experience. As we are still in the early days and the transaction is not expected to close until the third quarter of calendar year 2015, it will be business as usual for all CA and Rally customers in the near term. More information about the solution portfolio will be available after the close of the transaction.

Q. Will you bundle offerings of CA and Rally solutions?

A. We will evaluate all solutions and potential joint offerings through a more comprehensive process after the transaction closes.

Q. As a result of this news today, are there any changes to how we sell Rally products? Are there new rules that must be aligned to CA?

A. Until the successful completion of the transaction, sales to customers continue on their regular course. After the close, CA and Rally’s product and go-to-market teams will determine the best approach with respect to the rules of engagement for the field.  We will provide an update on these plans following the close date.

Q. When will a joint product offering be available? Will this be included in CA’s standard pricing or will there be an additional fee?

A. Until the successful completion of the transaction, Rally will maintain its current product offerings. We will have details in this area following the successful completion of the transaction.

Go-to-Market

Q. What will CA customers gain from this acquisition?

A. CA’s Management cloud, application development, Project Portfolio Mangement and DevOps offerings will get a significant boost with the addition of Rally’s solution portfolio.  Rally’s leadership in Agile solutions gives CA an opportunity to offer its customers a world-class solution that will help them become Agile and develop better applications faster.

Q. What will Rally customers gain from this acquisition after it closes?

A. Rally’s customers will gain access to CA’s vast portfolio of world-class solutions and the world’s largest global sales network, and support from a leading, global enterprise software company. We expect these benefits will be magnified as we achieve greater integration between Rally and CA solutions.

Q. What will this acquisition mean for partners of both companies?

A. This acquisition is expected to provide new opportunities for each company’s partners to strengthen and extend their relationships with both companies. Note that in general, in the short- to mid-term after closing, it will still be business as usual for Rally partners.  .

Q. Can CA account executives sell Rally solutions? If so, when?

A. The combined strength of our individual distribution forces and client bases is something we are looking forward to exploring. Until the deal closes, both companies remain separate and must conduct their business accordingly. Post-closing, field guidelines will be made available detailing the rules of engagement between CA and Rally sales teams.

Q. Can Rally solutions be sold on CA paper?

A. Until the acquisition closes, both companies must operate independently. Once the acquisition is closed, a joint Rally-CA team will determine the path forward for making Rally solutions available via CA contract paper.

Q. What will happen to commitments Rally has made to customers/partners?

A. CA intends to honor Rally’s contractual commitments.

Q. What can I say to my client and contacts if they are asking questions about the acquisition?

A. Here are a few points you can reinforce if you are asked a question and you’re not sure how to answer:

•                  CA and Rally will continue to operate as two separate companies until the deal closes.

•                  Until the transaction closes, there is little more we can communicate beyond what has already been shared in the press release and in the companies’ public filings about the transaction.

•                  It’s too early to speculate on things like product plans, strategy or roadmaps since those decisions will only be made after the deal closes.

•                  For now, it’s very much business as usual for us and we are continuing to focus on taking care of our customers and partners.

Q. How will customers be impacted?  What value does this bring to CA Customers?

A.  CA and Rally will combine to unleash great value for customers — enabling even the most demanding enterprises to be truly agile. The combination is synergistic both on a product and a go-to-market basis; it will further CA’s position as leader Project Portfolio Managemt and DevOps and broadens Rally’s pool of potential customers.

Q. What competitive edge will this acquisition give to CA customers?

A. By combining Rally with CA, a trusted partner for the Fortune 2000, the most demanding enterprises will become truly agile: to make impactful portfolio decisions and to empower their developers to deliver high quality software to customers faster — by breaking down functional silos, increasing employee productivity, and slashing cycle times. In a world driven by software, this powerful combination will help businesses accelerate their unique pace of disruption and develop a competitive advantage through technology.

Q.  Will the CA sales organization replace the Rally sales team?
A.  No.  The CA Technologies sales organization will work closely with the Rally sales team after the close of the transaction.  A Rules of Engagement document will be published at or near the time of the close describing the interactions between groups.

Q. How will Rally be sold by CA immediately, and in the long term?
A.   Until the transaction closes, it will be sold immediately the same as it is already being sold.  We are identifying other synergies after closure.

Q. What training will be offered and when?
A. Training programs will be introduced to train Rally on CA Technologies solutions and for CA Technologies to be trained on the Rally products after the deal is closed.

Q. What sales support materials are available (demo, product brochures, etc.), and where?
A.   The Rally Acquisition Central site will be your primary resource post acquisition close during the integration, where sales tools, pricing and other materials will be made available.  There are many other resources that will be made available to you shortly after the deal is closed.

Q.  Will CA support Rally customers with its technical support staff or will I need to go to Rally?
 A.  The Rally support team will continue to provide technical support for the Rally products for the near future.  After the transaction closes, CA Technologies and Rally support organizations will work together to consolidate the support experience according to a well-coordinated integration plan developed by a CA/Rally integration Team, ensuring customers and all customer-facing organizations are aware of any changes before they occur.

Q.  Will customers need to update their contracts?  Will contracts under negotiation need amendment?
A.  CA Technologies legal will be reviewing all Rally contractual obligations upon deal close.

Q.  Will customer support and product delivery change?
A.  Not right away. All current customer support and product delivery contacts and processes will remain the same until the integration is completed, which will proceed according to an integration plan that will be finalized shortly following the close of the transaction.  We will look at ways in which we can leverage Rally infrastructure, if it leads to efficiencies in the business.

Q.  What do I do if a customer wants to speak with CA about the acquisition and future plans?
A.  Customers who have questions about Rally and their products need to contact their Rally sales executive.  Customers who have questions about CA Technologies products need to contact CA Technologies sales executives.  If your customers have any questions or concerns that cannot be addressed by their usual contacts, please let your supervisor know.

Q.  How will customers and partners be notified?
A.  All active Rally customers and partners received notification from Rally upon the public announcement of the signing of the definitive agreement on May 27, 2015. After the close, in accordance with the efforts outlined in the Rules of Engagement (ROE) you can expect that key customers will be addressed from the appropriate Rally and/or CA Technologies executive; as should be requested.  We will also use the Rally and CA Technologies web sites and the customer support portal as key vehicles for communicating the news as we have it.

Q.  Rally has external partnerships.  Will any of those be impacted by the acquisition?
A.  CA Technologies will work closely with the Rally team to review each partnership to determine the appropriate direction for the integrated company going forward.  CA Technologies and Rally team will keep the partners informed of the acquisition and associated integration efforts.

Q. How will a Rally deal be processed?  What special approvals or processes are associated with Rally sales?
A.  Until further notice, Rally will maintain existing sales and approval processes.

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the business plans, objectives and expected operating results of Rally Software Development Corp., or Rally, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Rally and CA Technologies, or CA, to complete the acquisition of Rally by CA, including the parties’ ability to satisfy the conditions to the consummation of the acquisition and the possibility of any termination of the related acquisition agreement, timing of completion of the acquisition, the acceleration of growth of the combined enterprise and the transition of jobs, leadership and culture. The forward looking statements contained herein are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing and completion of the merger; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the effects of disruption from the transactions on Rally’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the merger may result in significant costs of defense, indemnification and liability and potential delay; other risks and uncertainties pertaining to the business of Rally, dependence on individual customers, the impact of competitive products and pricing pressure; claims that Rally’s services infringe the intellectual property rights of others; the inability to enforce or protect intellectual property rights and proprietary techniques against infringement; the inability to maintain or attract key personnel; interruptions to Rally’s information technology systems; and other risks detailed in Rally’s public filings with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, including Rally’s most recent Annual Report on Form 10-K for the year ended January 31, 2015 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements contained in this document speak only as of the date hereof, and the Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Notice to Investors

The tender offer referred to in the accompanying materials (the “Offer”) has not commenced.  This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the Offer will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials that CA intends to file with the SEC. In addition, Rally will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, Rally’s stockholders will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the Offer, free of charge, at the website of the SEC at www.sec.gov.

RALLY’S STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS, ANY AMENDMENTS TO THESE DOCUMENTS AND ANY OTHER DOCUMENTS RELATING TO THE OFFER THAT ARE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.